[Tasker Capital Corp. Letterhead]


February 23, 2005


Via Edgar, Facsimile and Federal Express
Ms. Patricia Armelin
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0510

Re:      Tasker Capital Corp.
         Form 8-K Item 4.01 filed February 10, 2005
         File Number 000-32019

Dear Ms. Armelin:

      This letter is in response to comments made by the Staff of the Securities and Exchange Commission (the "SEC" or "Commission") in its correspondence dated February 15, 2005 (the "Comment Letter") to Tasker Capital Corp. (the "Company" or "Tasker") with respect to the above-referenced filing. Today, in response to the Comment Letter, the Company has filed with the Commission Form 8-K/A marked to show changes from the Form 8-K filed with the SEC on February 10, 2005.

      Below are the Company's responses to each comment in the Comment Letter. For the convenience of the Staff, we have repeated each of your questions before the response. To facilitate your review, we are sending to you, as a courtesy, five clean and five marked copies of the Form 8-K/A today by Federal Express.

                                      * * *

1. WE NOTE THAT YOUR INDEPENDENT ACCOUNTANT, ROTHSTEIN, KASS & COMPANY, P.C. IS DULY REGISTERED AND IN GOOD STANDING TO PRACTICE IN NEW JERSEY. HOWEVER, ROTHSTEIN, KASS & COMPANY IS NOT CURRENTLY LICENSED IN CONNECTICUT WHERE YOUR COMPANY IS LOCATED. TELL US WHY YOU SELECTED A NEW JERSEY BASED ACCOUNTING FIRM TO AUDIT THE FINANCIAL STATEMENTS OF A CONNECTICUT BASED COMPANY. TELL US IF THE AUDIT WAS PHYSICALLY PERFORMED IN NEW JERSEY OR CONNECTICUT. ALSO, CONFIRM TO US THAT THE OPERATION AND ASSETS OF YOUR COMPANY ARE PHYSICALLY LOCATED IN CONNECTICUT. PLEASE NOTE THAT IS IT YOUR RESPONSIBILITY TO PROVIDE FINANCIAL STATEMENTS AUDITED BY AN AUDITOR WHO MEETS THE REQUIREMENTS OF RULE 2-01(A) OF REGULATION S-X. TELL US HOW YOU HAVE MET THE REQUIREMENTS OF RULE 2-01(A) OF REGULATIONS S-X. ALSO TELL US WHAT CONSIDERATION YOU HAVE GIVEN TO CONNECTICUT STATE LAWS GOVERNING AUDITS OF CONNECTICUT COMPANIES PERFORMED BY ACCOUNTANTS WHO ARE LICENSED BY OTHER STATES.

      We supplementally advise the Staff that, based on our consideration of both Rule 2-01(a) of Regulation S-X and Connecticut state laws governing audits of Connecticut companies, we have amended the disclosure in our Form 8-K to reflect that we are in the process of engaging Rothstein, Kass & Company, P.C. to serve as our new principal independent accountant. Such process will be completed once Rothstein, Kass & Company, P.C. receives notice that it is registered to do business in Connecticut. When that occurs, we will file a Form 8-K to report the engagement of Rothstein, Kass & Company, P.C. as our new principal independent accountant.

2. WE READ THAT THERE WERE NO DISAGREEMENTS WITH THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OF PROCEDURE, WHICH DISAGREEMENT(S), IF NOT RESOLVED TO THE SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN CONNECTION WITH ITS REPORTS. PLEASE NOTE THAT THIS DISCLOSURE SHOULD BE PROVIDED FOR YOUR TWO MOST RECENT FISCAL YEARS AND THE INTERIM PERIOD THROUGH THE DATE OF RESIGNATION.

      The disclosure has been revised to reflect the Staff's comment.

3. WHEN YOU FILE AN AMENDED FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN EXHIBIT 16 LETTER FROM YOUR FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR AMENDED FORM 8-K. FILE THE AMENDMENT UNDER COVER OF FORM 8-KA AND INCLUDE THE ITEM
      4.01 DESIGNATION. FILE THE LETTER FROM THE FORMER ACCOUNTANT AS EXHIBIT
      16.

      The letter from our former accountant stating whether the accountant agrees with the statements made in our amended Form 8-K is filed as
      Exhibit 16 to this Form 8-K/A.

                                      * * *

      As part of this response letter, Tasker acknowledges the following:

      o Tasker is responsible for the adequacy and accuracy of the disclosure in its filings;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filings; and

      o Tasker may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions regarding this response or any further comments, please contact the undersigned at (203) 546-3555.


Very truly yours,

/s/ Robert D. Jenkins

Robert D. Jenkins

Enclosure